TRANSGENE: 2005, A YEAR OF SIGNIFICANT ACHIEVEMENTS PAVING THE WAY FOR FURTHER PROMISING
DEVELOPMENTS IN 2006

Strasbourg, France, February 22, 2006 – Transgene S.A. (Eurolist Paris: FR0005175080) announces today its achievements in operations and financial performance for 2005 and perspectives for 2006.

“In 2005, we streamlined our product portfolio and raised € 32.6 million on the European financial markets,” stated Philippe Archinard, Chief Executive Officer of Transgene. “Based on the significant clinical milestones achieved in 2005, we can now move to the next phases of our clinical development plan. Our 2006 objective is thus to accelerate the development of our maturing clinical portfolio, both in cancer and infectious diseases, through significant investment. The significant increase in revenues derived from bio-manufacturing activities and government fundings expected in 2006 will help us to finance the additional clinical costs”.

2005 highlights :

•	Clinical pipeline advances :

•	Launch of a controlled Phase IIb clinical study with TG 4010 (MVA-MUC1-IL2) in first line therapy for Non Small Cell Lung Cancer (NSCLC) in combination with chemotherapy, following promising results presented at ASCO 2005; first patients enrolled in December 2005.

•	Positive results obtained with TG 1042 (Ad-IFNg) in cutaneous lymphoma presented at the American Society of Hematology in December and decision to launch a pivotal trial in the United States in cutaneous B-cell lymphoma (CBCL).

•	Patient enrolment completed for the Phase II study of TG 4001 (MVA-HPV-IL2) in CIN 2/3 (precancerous lesions of the cervix).

•	Preparation on track for the Phase I/II study with TG 4040 (MVA-HCV) in patients chronically infected by the hepatitis C virus.

•	€ 32.6 million net raised through an offering of equity securities in Europe.

•	Revenue-generating contracts secured, leveraging our bio-manufacturing capabilities.

2006 perspectives :

•	Clinical pipeline :

•	April 2006 : The major clinical milestone in the first half of 2006 is the release of the final Phase II results of TG 4001 (MVA-HPV-IL2) for the treatment of precancerous cervical lesions. They will be presented at the Eurogin meeting in Paris — April 23 to 26, 2006.

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•	Mid-year 2006 : Expected initiation of a Phase I/II trial with TG 4040 (MVA-HCV) in the United States in chronic hepatitis C patients.

•	Third quarter 2006 : Expected launch of the pivotal trial in the United States in CBCL with TG 1042 (Ad-IFNã).

•	Beginning fourth quarter 2006 : Planned completion of enrolment in the Phase IIb clinical study with TG 4010 (MVA-MUC1-IL2) in NSCLC.

•	Revenues :

•	New revenue-generating contracts expected from our biomanufacturing capacities.

•	New government fundings to be applied for.

2005 Financial Results

Revenues :

(figures in millions)	2005	2004	Trend
Manufacturing contracts	1.5	0.7	+ 114%
Contract with the French Muscular Dystrophy Association	1.3	1.1	+ 18%
Licensing revenues	0.7	0.7	—
Research and development tax credit	0.7	0.7	—

Total	4.2	3.2	+ 28%

For the 12 months to December 31, 2005, revenues increased 28 % to € 4.2 million from € 3.2 million in 2004. Revenues from manufacturing services doubled due to revenues from the Eurovacc contract recognised in the first half of 2005. Licensing revenues and research and development tax credit remained stable year on year.

In the last quarter of 2005, Transgene secured several manufacturing contracts that should add approximately € 4.0 million to revenues received and recognised over 2006 and 2007.

Additionally, Transgene secured a € 1.3 million government grant for its TG 4040 (MVA-HCV) therapeutic vaccine programme against chronic hepatitis C infection. The grant covers about 30% of anticipated research and development costs for this programme over the next three years.

Research and Development Expenses :

Research and development expenses amounted to € 21.1 million in 2005 compared to € 20.0 million in 2004. The increase was mainly due to the acceleration of our efforts in the field of infectious diseases during the second half of 2005. Further growth in research services for the Myodys® programme (fully financed by the French Muscular Dystrophy Association) and stock-option charges relating to the 2005 distribution plan added to the increase in expenses. Clinical development expenses in 2005 remained stable.

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General and Administrative Expenses :

General and administrative expenses were € 4.6 million in 2005 compared to € 4.2 million in 2004. The increase was mainly due to additional costs in Corporate Development and an increase in stock-options charges.

Interest and Other Income :

Interest and other income were unchanged at € 0.4 million in 2004 and 2005.

In July 2005, the company raised net proceeds of € 32.6 million through an offering of shares with warrants in Europe. An additional € 18.7 million could be raised by July 2006 if all the warrants issued as part of the capital increase are exercised (warrant exercise price : € 8.05). In the absence of such funds, the company will need to obtain additional financing to continue activities beyond the beginning of 2007.

Net Loss :

Transgene reported a net loss of € 21.2 million in 2005 compared to € 20.6 million in 2004. Basic loss per ordinary share amounted to € 1.74 in 2005 compared to € 2.04 in 2004.

Liquidity and Capital Resources

In 2005 cash expenditures, excluding the July 2005 capital increase, amounted to € 20.7 million compared to € 20.3 million in 2004.

As of December 31, 2005, cash, cash equivalents and short-term investments totalled € 26.5 million. Based on the current budget for on-going and planned research and development activities and anticipated bio-manufacturing revenues, the company expects net cash expenditures for the year 2006 to be in the range of € 21 million to € 22 million, taking into account the sale of € 1.3 million receivables. The company believes that the increase in clinical trial costs to advance its product portfolio further should be partially offset by additional contract-manufacturing revenues. Transgene is also seeking additional financing from government bodies in 2006 for its development programmes.

About Transgene :

Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

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This press release contains forward-looking statements referring to the planned development and clinical testing of Transgene’s therapeutic vaccine candidates, as well as anticipated revenues from bio-manufacturing activities. However, product development and clinical testing depend on a variety of factors, including the timing and success of patient enrolment and the risk of unanticipated adverse patient reactions.Results from future studies with more data may show less favorable outcomes than prior studies, and there is no certainty that product candidates will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. Also, as is the case with the manufacturing of any highly advanced biopharmaceutical products, net earning from these activities may be less than anticipated, since technical difficulties may arise which cause delays in production or unanticipated costs. In addition, funding from further government grants cannot be certain and depends on factors out of Transgene’s control such as competing grant requests, government research priorities and availability of research dedicated resources. For a more detailed description of the risks and uncertainties involved in the development and testing of Transgene’s product candidates, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

TransgeneCapital MS&L	Image 7
Philippe PoncetShaun Brown + 33 3 88 27 91 21Mary Clark www.transgene.fr +44 (0)20 7307 5330	Estelle Guillot-Tantay Tiphaine Hecketsweiler + 33 1 53 70 74 93

Condensed Consolidated Statements of Operations
(IAS/IFRS)
(Amounts in thousands except share and per share data)	12 months ended december 31,
	2005	2004
	€	€
	(non audited)	(audited)
Revenues
Revenues from collaborative and licensing agreements	3425	2514
Grants received for research and development (1)	727	717
Total revenues	4152	3231

Operating expenses
Research and development	(21079)	(20011)
General & administrative	(4636)	(4172)
Other operating gains and losses	10	4
Total operating expenses	(25705)	(24179)

Loss from operations	(21553)	(20948)

Interest and other income, net	403	408
Income tax benefit	(4)	(21)
Net loss	(21154)	(20561)

Loss per ordinary share, basic	(1.74)	(2.04)
Loss per ordinary share, diluted	(1.74)	(2.04)
Weighted average number of shares outstanding	12190448	10055760

(1)	The research and development tax credit has been reclassified from income tax benefit to revenues for an amount of € 717 thousands in 2004.

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Condensed Consolidated Balance Sheets
(IAS/IFRS)
(Amounts in thousands)	December 31,	December 31,
	2005	2004
(non-audited)		(audited)
ASSETS
Cash and cash equivalents	16620	14650
Short term investments	9890	—
Other current assets	2808	2631
Total current assets	29318	17281

Fixed assets, net	6608	7095
Intangible assets, net	226	208
Financial assets, net	206	200
Other non-current assets	1390	637
Total assets	37747	25421

Liabilities and shareholders’ equity
Liabilities, current	6205	5501
Liabilities, non-current	5511	5768
Shareholders's equity	26031	14151
Total liabilities and shareholders' equity	37747	25421